Exhibit 99.3

Supplementary Agreement

Party A (“Platform”): Shanghai Niwodai Internet Finance Information Service Co., Ltd.

Domicile: Building No. 1, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai

Attention: Dinggui Yan

Party B (“Service Provider”): Shanghai Caiyin Asset Management Co., Ltd.

Domicile: Building No. 1, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai

Attention: Yuanle Wu

Party A and Party B executed a Collaboration Agreement in December 2015 (the “Original Agreement”). Now the Parties find it necessary to modify relevant provisions in the Original Agreement, and hereby agree to execute this Supplementary Agreement on September 16, 2019 as follows:

1.    The Parties acknowledge that collaborations under the Collaboration Agreement between the Parties shall be limited to the Loans arranged by Party A before April 28, 2018.

2.    The Parties agree to delete Article 4.1 of the Original Agreement: “Party A has the right to set and adjust the charging rate of risk reserve fund based on quality of the post-origination loan services provided by Party B”. The Parties agree that, with respect to the Loans arranged before April 28, 2018, Party A has already set the charging rate of risk reserve fund, and Party B has paid the risk reserve fund. The Parties confirm that in the period from August 31, 2019 to September 16, 2019, Parties did not adjust the charging rate of risk reserve fund, and Party B did not pay Party A any risk reserve fund. Party A and Party B acknowledge that such charging rate of risk reserve fund will not be further adjusted, and Party A will not charge further reserve fund.

3.    The Parties agree to delete Article 4.4 of the Original Agreement.

4.    The Parties agree that Article 9 of the Original Agreement “Given Party B is commissioned by Party A to provide post-origination loan management services for the Loans arranged by Party A, Party A is entitled to terminate this Agreement at any time and commission another service provider to provide post-origination loan management services. If Party A decides to terminate this Agreement, it shall issue a termination notice to Party B and this Agreement shall be terminated on the date the termination notice is sent, provided that Party A shall assist Party B in providing post-origination loan services for the Loans remaining at the time of the termination, and shall have the right to require Party B to refund to a bank account designated by Party A all of the balance of the part of the post-origination loan service fee and the post-origination loan management fee charged by Party B exceeding the advance payment loss after the Loans become due minus reasonable operating cost of Party B” shall be replaced by “If any Party intends to terminate the collaboration hereunder, it shall notify the other Party in writing 10 business days in advance. This Agreement can be terminated after the Parties reach consensus through negotiation, provided that Party A shall assist Party B in providing post-origination loan services for the Loans remaining at the time of the termination”.

5.    Party B shall keep strictly confidential all information obtained under the collaboration between the Parties.

6.    This Supplementary Agreement shall become effective as of the date of affixation of seals by the Parties. With respect to any issue not mentioned herein, the Original Agreement shall prevail. In case of any discrepancy between this Supplementary Agreement and the Original Agreement, this Supplementary Agreement shall prevail.

7.    This Supplementary Agreement shall be executed in two counterparts, each Party holding one counterpart, with equal legal effect.

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Party A (Please seal): Shanghai Niwodai Internet Finance Information Service Co., Ltd.

(Company seal affixed)

Party B (Please seal): Shanghai Caiyin Asset Management Co., Ltd.

(Company seal affixed)

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